CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION

Avitar, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

     FIRST: That, by unanimous written consent of the Board of Directors of Avitar, Inc., resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

     RESOLVED, that effective at 5:00 p.m. (Delaware time) on the effective date of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (such time on such date, the "Effective Time"), each fifty shares of the Corporation's common stock, par value $.01 per share ("Common Stock"), issued and outstanding immediately prior to the Effective Time shall automatically, without further action on the part of the Corporation or its stockholders, be combined into and become one share of fully paid and nonassessable Common Stock, subject to the treatment of fractional share interests set forth below. No fractional shares of Common Stock shall be issued by the Corporation, and the Corporation shall not recognize on its stock record books any purported transfer of any purported fractional share interest. A holder of Common Stock immediately prior to the Effective Time who would otherwise be entitled to a fraction of a share as a result of the reverse stock split effected hereby (which shall be determined on the basis of the total number of shares of Common Stock held by a holder of record immediately prior to the Effective Time) shall, in lieu thereof, be entitled to receive one full share of fully paid and nonassessable Common Stock.

     FURTHER RESOLVED, that effective immediately after the Effective Time the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

     FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Hundred Five Million (105,000,000), of which One Hundred Million (100,000,000) shares shall be Common Stock, par value $.01 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $.001 per share.

     SECOND: That thereafter, pursuant to resolutions of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voting in favor of the amendments.

     THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242(c) of the General Corporation Law of the State of Delaware.

     FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

     FIFTH: That this Certificate of Amendment of Certificate of Incorporation shall be effective at 5:00 P.M. (Delaware Time) on February 17, 2006.

     IN WITNESS WHEREOF, said Avitar, Inc. has caused this certificate to be signed by Peter P. Phildius, its Chairman and Chief Executive Officer, this 6th day of February, 2006.



By:  --------------------------------
     Peter P. Phildius,
     Chairman & Chief Executive Office


ATTEST:

By:  _____________________
     Jay C. Leatherman,
     Secretary